1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
THOMAS J. FRIEDMANN thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

September 3, 2008

Milwood Hobbs

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Whole Foods Market, Inc. Annual Report on Form 10-K for Fiscal Year Ended September 30, 2007, filed November 29, 2007, File No. 0-1979

Dear Mr. Hobbs:

We have received your letter dated August 8, 2008 (the “Comment Letter”) to Mr. John P. Mackey, regarding (1) the response of Whole Foods Market, Inc. (the “Company”) dated May 6, 2008 to your previous comments to the Company’s annual report on Form 10-K (the “Annual Report”) for its fiscal year ended on September 30, 2007, filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2007, (2) the Company’s quarterly report on Form 10-Q (the “Past Quarterly Report”) for its fiscal quarter ended April 13, 2008, filed with the SEC on May 23, 2008, and (3) the Company’s current report of its operating results for its fiscal quarter ended on July 6, 2008 on Form 8-K (the “Form 8-K”), filed with the SEC on August 5, 2008. The letter describes the Company’s proposed responses in order to address the comments of the SEC staff set forth in the Comment Letter.

For your convenience, your comments are numbered and presented in italicized text below, and each comment is followed by our proposed response. In addressing the comments set forth in the Comment Letter, the Company has referred also to its disclosure in quarterly report on Form 10-Q for its fiscal quarter ended on July 6, 2008, filed with the SEC on August 15, 2008 (the “Recent Quarterly Report”).

Form 10-K for the Fiscal Year Ended September 30, 2007

General

Comment 1: Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Response: As requested, we have included in our response to each comment below the revised disclosure that the Company would expect to include in its future periodic filings with the Commission.

US      Austin    Boston    Charlotte    Hartford    New York    Newport Beach    Philadelphia    Princeton    San Francisco    Silicon Valley    Washington DC

EUROPE      Brussels    London    Luxembourg    Munich    Paris      ASIA     Hong Kong

Milwood Hobbs September 3, 2008 Page 2

Item 1. Business, page 3

General

Comment 2: We note your response to comment 2 of our letter dated April 22, 2008 regarding your non-compliance with the required disclosure of the amount or percentage of total revenue contributed by any class of similar products or food service operations which accounted for 10 percent or more of consolidated revenue. You emphasize in both the current and previous responses that you do not report financial results to your Board by separate product categories. Please understand that the disclosures under Item 101(c)(1)(i) of Regulation S-K or paragraph 37 of SFAS 131 relate to disclosures which are required by regulation under Item 101—Description of Business in your Form 10-K and by applicable accounting standards relating to notes in your audited financial statements. We are not sure of the reasons why do not discuss revenue contributed by product categories with your Board, and we are not persuaded that your investors would be confused or distracted by product revenue disclosures in your annual report. We also have noted references to several product group categories by management during your external conference calls with analysts during the current fiscal year. As noted previously, we continue to believe the product categories discussed on page 9 of Form 10-K can easily be summarized into several groups of similar products and services such as prepared foods and catering to provide more the required disclosures. Accordingly, our prior comment is being reissued. Please revise your disclosure to provide in tabular form under Item 1. Business for each period presented the amount or percentage of total revenue contributed by each class of similar products or services as required by Item 101(c)(1)(i) of Regulation S-K. Also, please disclose revenue for each different group of products in the audited notes to your financial statements in accordance with paragraph 37 of SFAS 131.

Response: As we discussed in our conference call on August 14, 2008, the Company organizes and manages its business into two primary categories, perishable grocery products and non-perishable grocery products. Within these two primary categories the Company also tracks a third category of products—private label products. The Company has organized its Global purchasing team into these three groups – Perishables, Non-Perishables and Private Label. However, at this time, the Company gathers information regarding private label products revenue using systems, procedures and controls separate from those used for its general ledger and general-purpose financial reporting rather than as a separate category within its general ledger. Pursuant to paragraph 37 of SFAS 131, the amounts of revenues for each group of similar products and services should be based on the financial information used to produce the Company’s general-purpose financial statements, and therefore the Company is currently unable to present revenues

Milwood Hobbs September 3, 2008 Page 3

separately for the private label products category. The Company will review its accounting methodology and systems capabilities to determine the practicality of adding a third product category for private label goods within its general ledger systems in the future. In the meantime, the Company intends to report its revenues in the future under these two categories in “Item 1. Business.” in a tabular format by amount or percentage of total revenue contributed for each period presented. The Company believes that this level of detail will provide its shareholders and other interested persons with relevant information regarding trends in sales by major product categories that are consistent with the manner and method in which the Company manages its business. The Company believes this proposed categorization is consistent with the letter and spirit of Item 101(c)(1)(i) of Regulation S-K and paragraph 37 of SFAS 131.

Form 10-Q for the fiscal quarter ended April 13, 2008

Item 1. Financial Statements

Notes to Consolidated Financial Statements

Note 4 – Goodwill and Other Intangible Assets, page 10

Comment 3: We note the recent disclosure and discussion of the decline in operating results during fiscal 2008 due to the unfavorable business and retail climate and challenges within the economy. As a result of a decline in retail spending, comparable store sales and gross margin have continued to decline. Further, we note that in an effort to conserve cash and maintain liquidity you have implemented cost containment measures for the remainder of the year, significantly reduced capital spending and suspended quarterly cash dividends for the foreseeable future. Accordingly, the current economic environment appears to represent a significant adverse change in the business climate and a critical impairment indicator which should warrant a closer review of goodwill and indefinite-lived intangible assets for impairment. Since your results of operations have been impacted, explain to us the basis used to conclude as of April 13, 2008 that there were no impairments of goodwill or indefinite-lived intangible assets. Please tell us if you have commenced a review for impairment in light of the significant change in business climate. Refer to paragraphs 26 through 28 of SFAS 142.

Response: The Company reviews goodwill and indefinite-lived intangible assets for impairment annually on the first day of the fourth fiscal quarter, or more frequently if impairment indicators arise. Additionally, the Company monitors the carrying values of goodwill and indefinite-lived intangible assets each quarter to determine whether the carrying values have been reduced below their respective fair values. As of April 13, 2008 we noted no impairments of goodwill and

Milwood Hobbs September 3, 2008 Page 4

indefinite-lived intangible assets as a result of our monitoring process. Given the challenging retail environment the Company is experiencing, which environment appears to be negatively impacting our sales, we evaluated goodwill and indefinite-lived intangible assets for impairment during the third quarter of fiscal year 2008. As of July 6, 2008, we noted no impairments of goodwill and indefinite-lived intangible assets as a result of our evaluations. The Company undertakes to conduct the same monitoring and evaluation processes as applicable for possible impairments in connection with the preparation of each future periodic report and will record impairments, if any, in its financial statements as appropriate at such time.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

General

Comment 4: We note the disclosure in Form 8-K filed July 30, 2008 regarding the decision by the U.S. Appellate Court to reverse the ruling of the District Court relating to the denial of the FTC’s request for an injunction with respect to your acquisition of Wild Oats Markets in 2007. Please tell us and revise your disclosure to discuss the ramifications of this decision and what amounts have you recorded with respect to obligations that may result from this contingency. Please also identify and discuss what delays will result and related actions you are taking as a result of this court ruling with respect to the integration of the operations of Wild Oats Markets with your existing retail operations. Refer to paragraphs 8 through 10 of SFAS 5.

Response: In the Company’s quarterly report on Form 10-Q for the quarter ended July 6, 2008, the Company included the following information regarding legal and administrative developments concerning its acquisition of Wild Oats Markets in 2007:

“On July 29, 2008, the United States Court of Appeals for the District of Columbia Circuit reversed the August 16, 2007 decision of the United States District Court for the District of Columbia which had denied the Federal Trade Commission’s (“FTC”) motion for a preliminary injunction against the acquisition of Wild Oats Markets by Whole Foods Market, and remanded the case to the District Court for further proceedings consistent with the appellate decision. On the same day, the Court of Appeals issued an Order directing the Clerk of the Court of Appeals to withhold issuance of the mandate in the case until seven days after disposition of any timely petition for rehearing or petition for rehearing en banc. D.C. Circuit rules provide that any petition for rehearing or petition for rehearing en banc in this case be made within 45 days after entry of judgment, unless an order shortens or extends the time. Further proceedings in the District Court cannot take place until after issuance of this mandate. Whole Foods Market has not yet determined whether to file a petition for rehearing or petition for rehearing en banc.

Milwood Hobbs September 3, 2008 Page 5

On August 8, 2008, the FTC issued an Order rescinding the stay of its administrative proceeding against the Company, requiring the Company and Complaint Counsel to file a joint case management statement by August 14, 2008, and setting a scheduling conference for August 18, 2008. The FTC had previously filed a complaint commencing its administrative proceeding on June 28, 2007. This complaint included a notice of contemplated relief indicating that, should the FTC prevail in its administrative proceeding, it would seek relief against the Company, which could include (i) an order directing the Company to divest Wild Oats in a manner that restores Wild Oats as a viable independent competitor in specified markets, (ii) a prohibition against any transaction between the Company and Wild Oats that combines their operations in specified markets except with prior FTC approval, (iii) a requirement that the Company provide prior notice to the FTC of any contemplated acquisition, merger, consolidation or other business combination with a company operating premium and natural organic supermarkets, (iv) the filing by the Company of periodic compliance reports with the FTC or (v) any other relief appropriate to remedy the anticompetitive effects of the transaction between the Company and Wild Oats. The FTC stayed its administrative proceeding on August 7, 2007 in light of the pendency of the federal court proceedings.”

On August 12, 2008, the FTC issued an Order extending the time for submission of the joint case management statement to August 28, 2008 and rescheduling the proposed scheduling conference for September 8, 2008. The Company cannot at this time predict the likely outcome of these judicial and administrative proceedings or assess the financial implications of any judgment or order that may arise from them. At July 6, 2008, the Company had approximately $13.7 million accrued for legal and professional fees associated with the FTC proceedings. The Company has not accrued any reserves related to the outcome of these proceedings as of July 6, 2008 and does not now anticipate any delay in the integration of Wild Oats Markets. The Company continues to monitor this situation carefully and will make any necessary adjustments as circumstances warrant.

Results of Operations, page 18

Comment 5: We note the continuing decline in gross margin each quarter and that your discussion is very general while providing several business reasons for the decline without quantifying their impact. Revise your disclosure to identify and quantify the primary reasons for all periods presented so that investors can better understand for the decline in gross margins. Refer to Item 303(a)(3) of Regulation S-K.

Response: The Company has revised the subject disclosure to provide greater specificity as to the nature and perceived causes of the decline in gross margins that the Company has experienced in recent quarters. Although the Company cannot quantify the precise impact of each of these

Milwood Hobbs September 3, 2008 Page 6

factors on our gross margin, we have provided additional narrative discussion in our disclosure regarding the factors contributing to this decline. In its quarterly report on Form 10-Q for the period ended July 6, 2008, the Company included the following disclosure and it undertakes to include similar disclosure in future periodic reports:

“Gross profit consists of sales less cost of goods sold and occupancy costs plus contribution from non-retail distribution and food preparation operations. The Company’s gross profit as a percentage of sales for the twelve and forty weeks ended July 6, 2008 was approximately 34.4% and 34.2%, respectively, compared to approximately 35.5% and 34.9%, respectively for the same periods of the prior fiscal year. Factors contributing to these decreases in gross profit for the twelve and forty weeks ended July 6, 2008 compared to the same periods of the prior fiscal year include some delays in passing on higher commodity costs to consumers, higher utility costs and increased promotional activity year over year. We are continuing to make selective price investments. We believe that strengthening our price image on commodity-type branded products to broaden our appeal is not only the right long-term strategy, but the right short-term strategy particularly in today’s market. We are fortunate that we continue to find many opportunities to lower our cost of goods sold to help offset these price investments and minimize the gross margin impact. Additionally, our gross profit may increase or decrease slightly depending on the mix of sales from new stores, seasonality, the impact of weather or a host of other factors, including inflation. Due to seasonality, the Company’s gross profit margin is typically lower in the first quarter than the remaining three quarters of the fiscal year. Gross profit margins tend to be lower for new stores and increase as stores mature, reflecting lower shrink as volumes increase, as well as increasing experience levels and operational efficiencies of the store teams.”

Liquidity and Capital Resources and Changes in Financial Condition, page 20

Comment 6: In light of your recent decisions to significantly reduce capital spending and suspend quarterly cash dividends in the foreseeable future to conserve cash, revise your disclosure to discuss the decline in operating results and explain in detail the reasons for these actions including their impact and the changes to your liquidity and financial condition. Refer to Item 303(a)(1) and (2) of Regulation S-K.

Milwood Hobbs September 3, 2008 Page 7

Response: As requested, the Company detailed the disclosures in its Report on Form 10-Q for the period ended July 6, 2008. The Company has identified the principal causes of the decline in its operating results, including a decline in the rate of same store sales growth, the cost of integrating the Wild Oats operations and a related increase in general and administrative expenses, the costs associated with opening several new stores in the period and other factors. The Company also provided a detailed description of the steps it has taken to ensure it should have adequate liquidity in future periods, such as by increasing availability under its credit facility, eliminating its dividend, delaying its expansion plans and deferring capital expenditures and other concrete steps. The Company includes in its Report on Form 10-Q statements regarding the impact that these steps are expected to have on its financial results of operations and on its overall growth rate for the balance of fiscal year 2008 and in fiscal year 2009.

Form 8-K, filed August 5, 2008

Item 2.02 Results of Operations and Financial Condition, page 2

Comment 7: We note your reference here and presentation of financial information in the two non-GAAP measures of EBITDA and EBITANCE without providing the reconciliations required by Item 10(e)(1)(i) of Regulation S-K. Please delete your presentation of these measures in the future, or provide the required disclosures. Further, with respect to your presentation of the non-GAAP referred to as EBITANCE, explain the non-cash expense items you adjust and the reason why.

Response: These reconciliations were inadvertently omitted from the Company’s Reports on Form 8-K dated May 13, 2008 and August 5, 2008. The Company has filed amended Forms 8-K/A to include the information required to reconcile the non-GAAP measures to GAAP items. Our original Reports on Form 8-K dated May 13, 2008 and August 5, 2008 as well as the amended filings include explanations of the specific non-cash items included in the determination of EBITANCE and the Company’s reasoning in providing investors with this information.

Milwood Hobbs September 3, 2008 Page 8

In connection with this response to the Comment Letter, the Company has directed me to state on its behalf:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing with the SEC;

•	SEC staff comments or changes to disclosure in response to such comments do not foreclose the SEC from taking any action with respect to any filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any further comments, or if you require additional information, please do not hesitate to contact me at 202-261-3313. Thank you for your attention to the matter.

Sincerely,

/s/ Thomas J. Friedmann
Thomas J. Friedmann